July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Propanc Biopharma, Inc.
Registration Statement on Form S-1, as amended
File No. 333- 282886
Concurrence in Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), D. Boral Capital LLC, as the representative of the underwriters (the “Representative”), hereby join in the request of Propanc Biopharma, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-282886) (as amended, the “Registration Statement”), so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on July 31, 2025, or as soon thereafter as practicable. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

D. Boral capital llc

By:	/s/ Philip Wiederlight
Name:	Philip Wiederlight
Title:	Chief Operating Officer